November 17, 2023
VIA EDGAR
Alison White
Senior Counsel
The United States Securities and
Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Re: Registration Statement on Form N-4 of Nationwide Variable Account-II of
Nationwide Life Insurance Company (the "Company") relating to Nationwide Destination B 2.0
Post-Effective Amendment No. 40 (File No. 333-177439), Nationwide Destination All American Gold 2.0 Post-Effective Amendment No. 40 (File No. 333-177729), Nationwide Destination Navigator 2.0 Post-Effective Amendment No. 39 (File No. 333-177934), Nationwide Destination Future Post-Effective Amendment No. 7 (File No. 333-235382), and Nationwide O Series Post-Effective Amendment No. 3 (File No. 333-258296)
Dear Ms. White:
We are filing this correspondence in relation to the above referenced Registration Statements on behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide Variable Account-II (the "Variable Account") which are registered as unit investment trusts under the Investment Company Act of 1940. This filing is being made electronically via EDGAR in accordance with Regulation S-T.
On October 13, 2023, Nationwide filed the above referenced Post-Effective Amendments to the Registration Statements. Nationwide received your oral comments to the Post-Effective Amendments on October 18, 2023. The revisions specified in this correspondence filing are as a result of your oral comments.
Nationwide will make all corresponding changes to each of the referenced products and Initial Summary Prospectuses where applicable.
Nationwide Variable Account-II (File No. 811-03330)
Nationwide Destination B 2.0 (File No. 333-177439)
Comment 1: On Page 2 in Footnote 11, the contents of the Footnote is the same as Footnote 10, was this intended?
Response: Nationwide Footnote 11 has been revised as follows:
11
Currently, for applications signed on or after [________], the charge associated with the Joint Option for the Nationwide Lifetime Income Rider Plus Core, Joint Option for the Nationwide Lifetime Income Rider Plus Accelerated, or Joint Option for the Nationwide Lifetime Income Rider Plus Max is equal to 0.15% of the Current Income Benefit Base, and for applications signed before [________], the charge associated with the Joint Option for the Nationwide Lifetime Income Rider Plus Core, Joint Option for the Nationwide Lifetime Income Rider Plus Accelerated, or Joint Option for the Nationwide Lifetime Income Rider Plus Max is equal to 0.30% of the Current Income Benefit Base.
Nationwide O Series (File No. 333-258296)
Comment 2: On Page 2 in Footnote 8, there are references to the Lifetime Income Rider Plus Accelerated and Nationwide Lifetime Income Rider Plus Max, was this intended?
Response: Nationwide Footnote 8 has been revised to remove references to Lifetime Income Rider Plus Accelerated and Nationwide Lifetime Income Rider Plus Max as follows:
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Currently, for applications signed on or after [________], the charge associated with the Nationwide Lifetime Income Rider Plus Core is equal to 1.50% of the Current Income Benefit Base, and for applications signed before [________], the charge associated with the Nationwide Lifetime Income Rider Plus Core is equal to 1.30% of the Current Income Benefit Base.
Nationwide Destination B 2.0 (File No. 333-177439), Nationwide Destination All American Gold 2.0 (File No. 333-177729), Nationwide Destination Navigator 2.0 (File No. 333-177934), Nationwide Destination Future (File No. 333-235382), and Nationwide O Series (File No. 333-258296)
Comment 3: Please rollover any changes made in the ISPs and reprint all corresponding ISPs.
Response: Nationwide will rollover changes made in the ISPs for all referenced products and reprint all corresponding ISPs.
Please contact me direct at (614) 677-4304 if you have any questions.
Sincerely,
Nationwide Life Insurance Company
/s/ GARY LIM

Gary Lim
Counsel
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies